                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          SCHEDULE TO/A (RULE 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 4

                            LINDAL CEDAR HOMES, INC.
                       (Name of Subject Company (Issuer))

                                ROBERT W. LINDAL
                                SIR WALTER LINDAL
                                MARTIN J. LINDAL
                               DOUGLAS F. LINDAL,
                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    535130108
                      (CUSIP Number of Class of Securities)

                                  DENNIS GREGG
                             CHIEF FINANCIAL OFFICER
                4300 SOUTH 104TH PLACE SEATTLE, WASHINGTON 98178
                                 (206) 725-0900
           (Name, Address and Telephone Number of Person Authorized to
         Receive Notice and Communications on Behalf of Filing Persons)


                                    COPY TO:
                                MICHAEL STANSBURY
                                PERKINS COIE LLP
                          1201 THIRD AVENUE, 48TH FLOOR
                                SEATTLE, WA 98101
                                 (206) 583-8888

                                JANUARY 23, 2001

                            CALCULATION OF FILING FEE

              TRANSACTION VALUATION*                AMOUNT OF FILING FEE
              $11,915,081                           $2,384

        * For purposes of calculating the amount of filing fee only. The amount assumes the purchase of 2,142,031 shares of common stock, par value $0.01 per share (the "Shares"), of Lindal Cedar Homes, Inc. (the "Company"), at a price per share of $4.55. Such number of shares represents all the Shares outstanding as of October 1, 2000 (other than 1,994,591 shares beneficially held by Robert
W. Lindal, Sir Walter Lindal, Martin J. Lindal and Douglas F. Lindal) plus 476,668 issuable upon the exercise of all options to purchase Shares.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

           Amount Previously Paid:  $2,384       Form or Registration No.:  SC
                                                    TO-I/A

           Filing Party:  Lindal Cedar Homes,    Date Filed:  December 20, 2000
           Inc.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

        [ ] third-party tender offer subject to Rule 14d-1.

        [X] issuer tender-offer subject to Rule 13e-4.

        [X] going private transaction subject to Rule 13e-3.

        [ ] amendment to Schedule 13D under Rule 13d-2.



        Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

        This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO filed December 20, 2000 (the "Schedule TO") relating to the offer by Lindal Cedar Homes, Inc., a Delaware Corporation, (the "Company"), Robert W. Lindal, Sir Walter Lindal, Martin J. Lindal and Douglas J. Lindal to purchase any and all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of the Company at a purchase price of $4.55 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 20, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-9 and 13 of this Schedule TO, except as noted below.

ITEMS 1-9 AND 13

        Items 1 through 9 and 13 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hearby amended as follows:

        The paragraph added in Amendment No. 2 before the last full paragraph on page 15 has been revised in its entirety to read as follows:

"The Special Committee also considered the fact that the Lindal Family Members indicated they would not consider selling their shares at a purchase price of less than $5.00 per share. The Special Committee and the Lindal Family Members believe that the Purchase Price is fair to the shareholders unaffiliated with the Lindal Family Members even though it is less than what the Lindal Family Members would accept for their shares. The Special Committee and the Lindal Family Members believe that the difference between the Purchase Price and the price at which Lindal Family Members would be willing to sell their shares represents a premium that the Lindal Family Members' control block commands. Unaffiliated stockholders who do not have a controlling interest would not normally be able to share in this premium absent an acquisition of the Company for a purchase price at which the Lindal Family Members would be willing to sell. As indicated in the section titled "Special Factors -- Background of the Offer," the Special Committee determined that it was unlikely that the Company would be able to find a buyer which would offer a price of more than $5.00 per share and which would be capable of closing the acquisition in a reasonably prompt manner."

ITEM 10. FINANCIAL INFORMATION.

The information set forth under "The Tender Offer -- Certain Information Concerning the Company" of the Offer to Purchase is incorporated herein by reference. In addition, the Company's audited financial statements as of December 31, 1998 and December 31, 1999, are included in the Company's Annual Report on Form 10-K for the year ended December 31, 1999, which is incorporated herein by reference. Also, the Company's unaudited financial statements for the nine month periods ended October 3, 1999 and October 1, 2000, are included in the Company's Quarterly Report on Form 10-Q for the period ended October 1, 2000, which is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)*               Offer to Purchase.

(a)(2)*        Letter of Transmittal.

(a)(3)*        Notice of Guaranteed Delivery.

(a)(4)*        Letter to Brokers, Dealers, Banks, Trust Companies and Other
               Nominees.

(a)(5)* Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(6)*        Letter to Shareholders from the Company.

(a)(7)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(8)* Text of Press Release dated December 14, 2000 issued by the Company (incorporated by reference to the Company's Tender Offer Statement on Schedule TO-C filed on December 14, 2000).

(a)(9)* Memo on tender offer to independent dealers of the Company's homes (incorporated by reference to the Company's Memo on tender offer to independent dealers of the Company's homes on Schedule TO-C filed on December 15, 2000).

(a)(10)* Memo on tender offer to employees of the Company (incorporated by reference to the Company's Memo on tender offer to employees of the Company on Schedule TO-C filed on December 15, 2000).

(a)(11)* Letter to holders of employee stock options regarding option cash out (incorporated by reference to the Letter to holders of employee stock options regarding option cash out on Schedule TO/A filed on January 5, 2001).

(a)(12)* Memo to holders of employee stock options describing option cash out (incorporated by reference to the Memo to holders of employee stock options describing option cash out on Schedule TO/A filed on January 5, 2001).

(a)(13)* Text of Press Release dated January 18, 2001 (incorporated by reference to the Schedule TO-I/A filed on January 18, 2001).

(b)(1)* Business Loan Agreement dated December 12, 2000 between Lindal Cedar Homes, Inc. and KeyBank National Association.

(b)(2)* Promissory Note dated December 12, 2000 between Lindal Cedar Homes, Inc. and KeyBank National Association.

(b)(3)* Commercial Security Agreement dated December 12, 2000 between Lindal Cedar Homes, Inc. and KeyBank National Association.

(b)(4)* Promissory Note dated December 11, 2000 between Lindal Cedar Homes, Inc. and KeyBank National Association.

(b)(5)* Deed of Trust dated December 11, 2000 among Lindal Cedar Homes, Inc., KeyBank National Association and First American Title Company of Skagit County.

(b)(6)* Deed of Trust dated December 11, 2000 among Lindal Cedar Homes, Inc., KeyBank National Association and First American Title Company of Skagit County.

(b)(7)* Irrevocable Letter of Credit dated December 12, 2000 by KeyBank National Association in favor of U.S. Bank Trust National Association.

(b)(8)* Indemnity Agreement dated December 1, 2000 by Lindal Cedar Homes, Inc. to and for the benefit of KeyBank National Association.

(b)(9)* Deed of Trust, Assignment of Rents and Leases and Security Agreement dated December 1, 2000 among Lindal Cedar Homes, Inc., KeyBank National Association and First American Title Insurance Company.

(b)(10)* Deed of Trust, Assignment of Rents and Leases and Security Agreement dated December 1, 2000 among Lindal Cedar Homes, Inc., KeyBank National Association and First American Title Insurance Company of Skagit County.

(b)(11)* Reimbursement Agreement dated December 1, 2000 between Lindal Cedar Homes, Inc. and KeyBank National Association.

(c)(1)* Opinion of First Security Van Kasper On Fairness dated December 13, 2000 (incorporated by reference to the Schedule TO/A filed on January 16, 2001).

(c)(2)* Presentation by First Security Van Kasper to the Board of Directors On Fairness dated December 13, 2000 (incorporated by reference to the Schedule TO/A filed on January 16, 2001).

(d)* Voting Agreement dated September 15, 2000 between Lindal Family Members and Lindal, Inc.

(f)*           Section 262 of the Delaware General Corporation Law (Included as
               Schedule II to the Offer to Purchase filed herewith as Exhibit
               (a)(1)).

(g)            None.

(h)            None.

* Previously filed by the Company on Schedule TO-I/A, dated December 20, 2000 (unless otherwise indicated).

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 22, 2001

                                            LINDAL CEDAR HOMES, INC.



                                            by          /s/ Robert W. Lindal
                                              ---------------------------------
                                            -----------------------------------
                                            Name:           Robert W. Lindal
                                            Title:   Chief Executive Officer



                                            by          /s/ Robert W. Lindal
                                              ---------------------------------
                                            -----------------------------------
                                            Name:           Robert W. Lindal



                                            by         /s/ Sir Walter Lindal
                                              ---------------------------------
                                            -----------------------------------
                                            Name:          Sir Walter Lindal



                                            by          /s/ Martin J. Lindal
                                              ---------------------------------
                                            -----------------------------------
                                            Name:           Martin J. Lindal



                                            by         /s/ Douglas F. Lindal
                                              ---------------------------------
                                            -----------------------------------
                                            Name:          Douglas F. Lindal

                                  EXHIBIT INDEX


EXHIBIT
NUMBER         EXHIBIT NAME
-------        ------------

ITEM 12. EXHIBITS.

(a)(1)*        Offer to Purchase.

(a)(2)*        Letter of Transmittal.

(a)(3)*        Notice of Guaranteed Delivery.

(a)(4)*        Letter to Brokers, Dealers, Banks, Trust Companies and Other
               Nominees.

(a)(5)* Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(6)*        Letter to Shareholders from the Company.

(a)(7)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(8)* Text of Press Release dated December 14, 2000 issued by the Company (incorporated by reference to the Company's Tender Offer Statement on Schedule TO-C filed on December 14, 2000).

(a)(9)* Memo on tender offer to independent dealers of the Company's homes (incorporated by reference to the Company's Memo on tender offer to independent dealers of the Company's homes on Schedule TO-C filed on December 15, 2000).

(a)(10)* Memo on tender offer to employees of the Company (incorporated by reference to the Company's Memo on tender offer to employees of the Company on Schedule TO-C filed on December 15, 2000).

(a)(11)* Letter to holders of employee stock options regarding option cash out (incorporated by reference to the Letter to holders of employee stock options regarding option cash out on Schedule TO/A filed on January 5, 2001).

(a)(12)* Memo to holders of employee stock options describing option cash out (incorporated by reference to the Memo to holders of employee stock options describing option cash out on Schedule TO/A filed on January 5, 2001).

(a)(13)* Text of Press Release dated January 18, 2001 (incorporated by reference to the Schedule TO-I/A filed on January 18, 2001).

(b)(1)* Business Loan Agreement dated December 12, 2000 between Lindal Cedar Homes, Inc. and KeyBank National Association.

(b)(2)* Promissory Note dated December 12, 2000 between Lindal Cedar Homes, Inc. and KeyBank National Association.

(b)(3)* Commercial Security Agreement dated December 12, 2000 between Lindal Cedar Homes, Inc. and KeyBank National Association.

(b)(4)* Promissory Note dated December 11, 2000 between Lindal Cedar Homes, Inc. and KeyBank National Association.

(b)(5)* Deed of Trust dated December 11, 2000 among Lindal Cedar Homes, Inc., KeyBank National Association and First American Title Company of Skagit County.

(b)(6)* Deed of Trust dated December 11, 2000 among Lindal Cedar Homes, Inc., KeyBank National Association and First American Title Company of Skagit County.

(b)(7)* Irrevocable Letter of Credit dated December 12, 2000 by KeyBank National Association in favor of U.S. Bank Trust National Association.

(b)(8)* Indemnity Agreement dated December 1, 2000 by Lindal Cedar Homes, Inc. to and for the benefit of KeyBank National Association.

(b)(9)* Deed of Trust, Assignment of Rents and Leases and Security Agreement dated December 1, 2000 among Lindal Cedar Homes, Inc., KeyBank National Association and First American Title Insurance Company.

(b)(10)* Deed of Trust, Assignment of Rents and Leases and Security Agreement dated December 1, 2000 among Lindal Cedar Homes, Inc., KeyBank National Association and First American Title Insurance Company of Skagit County.

(b)(11)* Reimbursement Agreement dated December 1, 2000 between Lindal Cedar Homes, Inc. and KeyBank National Association.

(c)(1)* Opinion of First Security Van Kasper On Fairness dated December 13, 2000 (incorporated by reference to the Schedule TO/A filed on January 16, 2001).

(c)(2)* Presentation by First Security Van Kasper to the Board of Directors On Fairness dated December 13, 2000 (incorporated by reference to the Schedule TO/A filed on January 16, 2001).

(d)* Voting Agreement dated September 15, 2000 between Lindal Family Members and Lindal, Inc.

(f)*           Section 262 of the Delaware General Corporation Law (Included as
               Schedule II to the Offer to Purchase filed herewith as Exhibit
               (a)(1)).

(g)            None.

(h)            None.

* Previously filed by the Company on Schedule TO-I/A, dated December 20, 2000 (unless otherwise indicated).